Eaton Vance Management 255 State Street Boston, Massachusetts 02109 Ph: 617-482-8260; Fx: 617-598-0432

April 27, 2007 VIA EDGAR

Larry Green Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Eaton Vance Mutual Funds Trust (the “Registrant”) on behalf of its series
Eaton Vance Cash Management Fund
Eaton Vance Money Market Fund
Eaton Vance Tax Free Reserves (the “Funds”)
File Nos. 02-90946, 811-04015

Dear Mr. Green:

     This letter responds to the comments you provided to me on April 20, 2007 regarding the Registrant’s registration statement filed on March 1, 2007 with the U.S. Securities and Exchange Commission via the Edgar filing system under Rule 485(a) (the “Rule 485(a) filing”) under the Securities Act of 1933, as amended (“1933 Act”). A summary of your comments and our responses thereto are provided below. The requested “Tandy” letter is attached as Exhibit A. A post-effective amendment for the Registrant will be filed pursuant to Rule 485(b) under the 1933 Act (the “Rule 485(b) filing”) before the effective date of the Rule 485(a) filing which incorporates the responses highlighted below.

GENERALLY

1.	Comment: Because there will be no registration of new Cash Management Fund Class B shares, please remove this class identifier.

Response: As requested, the Cash Management Fund Class B class identifier included in the Rule 485(a) filing will be removed in the Rule 485(b) filing.

2.	Comment: Please indicate where the Funds’ annual privacy notice to shareholders is provided.

Response: The Funds’ annual privacy notice to shareholders is provided with the annual and semi-annual shareholder reports.

PROSPECTUS

3.	Comment: On page 2, in the second paragraph under “Fund Summaries,” please give the name of the portfolio in which the Cash Management and Money Market Funds invest their assets (Cash Management Portfolio).

Response: The requested change has been made.

4.	Comment: Does the fee table for Cash Management Fund and Money Market Fund include the expenses of the portfolio in which these funds invest their assets (Cash Management Portfolio)?

Response: Yes. While the fee table includes the expenses of Cash Management Portfolio, they are not reported in a separate line item as “Acquired Fund Fees and Expenses” because each of these Funds is a feeder fund that only invests in that master fund.

5.	Comment: If there are no sales charges to disclose in the fee tables in the “Maximum Sales Charge (Load)” line item, this item may be removed.

Response: There are no front-end sales charges on these Funds. However, because these prospectuses are in the standard format of the Eaton Vance family of funds, we have decided to leave this line in for consistency with the prospectuses of these other funds.

6.	Comment: On page 5, in the “Tax Free Reserves” section under “Investment Objectives & Principal Policies and Risks,” there is a statement that this Fund, with respect to 10% of net assets, may purchase shares of unaffiliated investment companies with the same objective. If this Fund does invest in any other investment companies, the expenses of such investment companies must be included in the fee table for Tax Free Reserves pursuant to new Form N-1A disclosure requirements (the “fund-of-funds” disclosure rules).

Response: Eaton Vance Tax Free Reserves is not currently invested in any other investment company and did not so invest during the prior fiscal year.

7.	Comment: In the last paragraph of the section described above, there is a statement that, on December 31, 2006 Tax Free Reserves had “__%” of its assets in obligations which may be subject to the federal alternative minimum tax (the “AMT”). Was this percentage greater than 20%?

Response: No. On December 31, 2006 Tax Free Reserves had approximately 10% of its assets in obligations which may be subject to the AMT. This figure was left blank in the Rule 485(a) filing because it was not available at the time of filing, and because this statement is not required disclosure it will be removed from the prospectus for the Rule 485(b) filing. Consistent with fundamental policy, the Fund will not purchase any securities which would cause more than 20% of the value of its total assets to be invested in securities the interest on which is not exempt from federal income tax.

8.	Comment: On page 6, the first sentence of the last paragraph in the “Investment Objectives & Principal Policies and Risks” section states that Cash Management Portfolio or Tax Free Reserves may purchase securities on a when-issued basis.

Please be advised that the purchase of securities on such basis may require the use of segregated accounts. Please add a statement that segregated accounts are used for this purpose, if applicable.

Response: This sentence has been revised as requested to state that segregated accounts are used when required for such purchases.

9.	Comment: In the section titled “Procedures for Opening New Accounts” on page 11, state that the Funds have designated an anti-money laundering compliance officer.

Response: The requested disclosure has been added.

STATEMENT OF ADDITIONAL INFORMATION

10.	Comment: In the “Management and Organization” section on page 7, consider changing the phrase “Noninterested Trustee” to “Independent Trustee.”

Response: Because the phrase “Noninterested Trustee” is used in all disclosure documents throughout the Eaton Vance fund complex to describe Trustees who are not “interested persons” of the Funds as that term is defined under the Investment
Company Act of 1940, we respectfully decline to make this change in order to avoid confusion and remain consistent with current Eaton Vance terminology.

11.	Comment: If the portfolio managers’ compensation is based on performance against a benchmark, please name the benchmark on page 15 in the discussion of the methods used to determine the portfolio managers’ compensation under the heading
“Method to Determine Compensation.”

Response: The portfolio managers are not compensated based solely on performance compared to a particular benchmark. As described in this section, while a criterion for compensation does include an evaluation of the performance of the appropriate peer group of funds as determined by Lipper Inc. and/or Morningstar,
Inc., this is one of many factors. From time to time Lipper or Morningstar may make a change to peer groups, and accordingly, we believe that by describing the peer groups, instead of naming the current specific peer group for each Fund, inaccuracies in this disclosure are avoided should the specific group be changed by Lipper or
Morningstar. Moreover, because peer group performance is one of many factors, a recitation of the specific peer group names may give this factor undue emphasis. For the reasons described above, we have respectfully declined to make this change.

12.	Comment: Pursuant to Item 11(f)(2) of Form N-1A, please provide more information regarding the identity of persons receiving confidential disclosure of portfolio holdings information for a legitimate Fund purpose and the information such persons receive in the final bullet point under the section “Disclosure of
Portfolio Holdings and Related Information” on page 20.

Response: Per your request, this discussion has been revised to enhance the description of the types and frequency of information provided and the identity of certain service providers.

* * * * * * * *

     Should you have any questions or comments regarding this letter, please contact the undersigned at 617.598.8029.

Very truly yours,

/s/ Christopher Sechler_
Christopher Sechler

cc: Linda Nishi
Eaton Vance Management

Exhibit A

April 27, 2007 VIA EDGAR

Larry Green Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	Eaton Vance Mutual Funds Trust (the “Registrant”) on behalf of its series
Eaton Vance Cash Management Fund
Eaton Vance Money Market Fund
Eaton Vance Tax Free Reserves
File Nos. 02-90946, 811-04015

Dear Mr. Green:

The Registrant is responsible for the adequacy and accuracy of the disclosure in each respective filing. Further, the Registrant recognizes that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, does not foreclose the U.S. Securities and Exchange Commission (“SEC”) from taking any action with respect to the filings. Lastly, the Registrant acknowledges that they may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under federal securities laws.

Please direct any questions or additional comments you may have concerning this letter to the undersigned at (617) 482-8260.

/s/ Alan R. Dynner Alan R. Dynner Secretary

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